Exhibit 99.3

Management’s Responsibility for Financial Reporting

Management of Brookfield Residential Properties Inc. (“Brookfield Residential”) is responsible for the integrity and fair presentation of the financial information, including the consolidated financial statements and management’s discussion and analysis and review, contained in this annual report. To fulfill this responsibility, the Company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable information is produced. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include some amounts based on management’s best estimates and careful judgment in the circumstances. The consolidated financial statements include the accounts of Brookfield Residential and all of its subsidiaries (collectively, the “Company”). The financial information of the Company included in the Company’s Annual Report is consistent with that in the consolidated financial statements.

Deloitte LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) standards to enable them to express to the Board of Directors and shareholders their opinion on the consolidated financial statements. Their report as independent registered chartered accounts is set out on the following page.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for overseeing management’s performance of its financial reporting. The Board of Directors carries out these responsibilities primarily through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

/s/ Alan Norris

Alan Norris

President and Chief Executive Officer

/s/ Craig J. Laurie

Craig J. Laurie

Executive Vice President and Chief Financial Officer

Calgary, Canada

February 12, 2013

44	2012 Annual Report

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brookfield Residential Properties Inc.

We have audited the accompanying consolidated financial statements of Brookfield Residential Properties Inc. and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the consolidated statements of operations, equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Residential Properties Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to these consolidated financial statements, on March 31, 2011, the Company became a public company pursuant to the contribution of Brookfield Office Properties’ residential land and housing division and the merger of Brookfield Homes Corporation with a subsidiary of the Company. This transaction took place between entities under common control and therefore these consolidated financial statements have been presented giving retroactive effect to the transaction for all periods presented. Our opinion is not qualified in respect of this matter.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report on internal control over financial reporting, dated February 12, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Calgary, Canada

February 12, 2013

Brookfield Residential Properties Inc.	45

Management’s Responsibility on Internal Control over Financial Reporting

Management of Brookfield Residential Properties Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision, of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) as issued by the U.S. Financial Accounting Standard Board.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effective of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Management has assessed the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management determined that the Company maintained effective internal controls over financial reporting as of December 31, 2012. There are no material weaknesses that have been identified by management.

Brookfield Residential Properties Inc.’s internal control over financial reporting as at December 31, 2012 has been audited by Deloitte LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements for the year ended December 31, 2012, and as stated in the Report of Independent Registered Chartered Accountants, Deloitte LLP, expressed an unqualified opinion on the effectiveness of Brookfield Residential Properties Inc.’s internal control over financial reporting.

/s/ Alan Norris

Alan Norris

President and Chief Executive Officer

/s/ Craig J. Laurie

Craig J. Laurie

Executive Vice President and Chief Financial Officer

Calgary, Canada

February 12, 2013

46	2012 Annual Report

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brookfield Residential Properties Inc.

We have audited the internal control over financial reporting of Brookfield Residential Properties Inc. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America., and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of December 31, 2012 and for the year then ended of the Company and our report dated February 12, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Calgary, Canada

February 12, 2013

Brookfield Residential Properties Inc.	47

CONSOLIDATED FINANCIAL STATEMENTS

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED BALANCE SHEETS

(all dollar amounts are in thousands of U.S. dollars)

	Note	As at December 31
		2012	2011
Assets
Land and housing inventory	2	$2,250,256	$2,113,245
Investments in unconsolidated entities	3	155,352	143,821
Receivables and other assets	5	335,611	310,443
Restricted cash	6	13,596	9,128
Cash and cash equivalents		49,826	2,162
Deferred income tax assets	10	10,552	—

Total assets		$2,815,193	$2,578,799

Liabilities and Equity
Project-specific and other financings	7	$459,329	$825,687
Notes payable	8	—	469,776
Unsecured senior notes payable	8	590,845	—
Accounts payable and other liabilities	9	425,179	247,420
Deferred income tax liabilities	10	—	27,773

Total liabilities		1,475,353	1,570,656

Other interests in consolidated subsidiaries	11	32,445	32,434

Preferred Shares – 65,286 shares outstanding (December 31, 2011 – 70,002 shares outstanding)	12	1,630	1,748
Common Shares – 116,279,534 shares outstanding (December 31, 2011 – 99,342,718 shares outstanding)	12	324,704	93,383
Additional paid-in-capital		411,010	404,777
Treasury stock	12	—	—
Retained earnings		483,450	390,429
Non-controlling interest	11	5,539	6,439
Accumulated other comprehensive income		81,062	78,933

Total equity		1,307,395	975,709

Total liabilities and equity		$2,815,193	$2,578,799

Commitments, contingent liabilities and other	15
Guarantees	16

See accompanying notes to the consolidated financial statements

48	2012 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(all dollar amounts are in thousands of U.S. dollars, except per share amounts)

	Note	Years Ended December 31
		2012	2011
Revenue
Land		$621,905	$524,095
Housing		718,465	483,990

Total revenue		1,340,370	1,008,085

Direct Cost of Sales
Land		(449,313)	(326,712)
Housing		(598,340)	(413,429)

Total direct cost of sales		(1,047,653)	(740,141)
Selling, general and administrative expense		(128,377)	(101,030)
Equity in earnings from unconsolidated entities	3	9,882	4,119
Depreciation		(3,386)	(3,544)
Interest expense		(41,406)	(37,077)
Other expense		(800)	(252)

Income Before Income Taxes		128,630	130,160
Current income tax expense	10	(45,879)	(22,240)
Deferred income tax recovery / (expense)	10	9,788	(103,085)

Net Income		92,539	4,835

Other Comprehensive Income
Unrealized foreign exchange gain / (loss) on:
Translation of the net investment in Canadian subsidiaries		20,369	(13,648)
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries		(18,240)	24,768

Comprehensive Income		$94,668	$15,955

Net Income / (Loss) Attributable To:		$92,539	$4,835
Consolidated
Non-controlling interests and other interests in consolidated subsidiaries	11	(622)	(2,453)

Brookfield Residential		$93,161	$7,288

Comprehensive Income / (Loss) Attributable To:		$94,668	$15,955
Consolidated
Non-controlling interests and other interests in consolidated subsidiaries	11	(622)	(2,453)

Brookfield Residential		$95,290	$18,408

Common Shareholders Earnings Per Share
Basic	14	$0.92	$0.07
Diluted	14	$0.91	$0.07
Weighted Average Common Shares Outstanding (in thousands)
Basic	14	101,609	99,949
Diluted	14	102,054	100,217

See accompanying notes to the consolidated financial statements

Brookfield Residential Properties Inc.	49

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF EQUITY

(all dollar amounts are in thousands of U.S. dollars)

	Years Ended December 31
	2012	2011
Preferred Shares (Note 12)
Opening balance	$1,748	$288,065
Conversion of Preferred Shares into Common Shares	(118)	—
Conversion of Preferred Shares prior to merger transaction	—	(247,479)
Preferred Shares converted to Common Shares upon merger transaction	—	(38,838)

Ending balance	1,630	1,748

Common Shares (Note 12)
Opening balance	93,383	183,803
Issuance of Common Shares	231,203	—
Conversion of Preferred Shares into Common Shares	118	—
Elimination of treasury stock upon merger transaction	—	(110,700)
Preferred Shares converted to Common Shares upon merger transaction	—	38,838
Purchase of Common Shares for escrowed stock plan	—	(18,558)

Ending balance	324,704	93,383

Additional Paid-in-Capital
Opening balance	404,777	151,617
Share-based compensation costs	7,294	5,680
Stock option exercises	(1,061)	—
Conversion of Preferred Shares upon merger transaction	—	247,480

Ending balance	411,010	404,777

Treasury Stock (Note 12)
Opening balance	—	(110,807)
Preferred share dividends	—	—
Stock option exercises	—	107
Cancellation of treasury stock upon merger transaction	—	110,700

Ending balance	—	—

Retained Earnings
Opening balance	390,429	692,855
Net income attributable to Brookfield Residential	93,161	7,288
Dividends on Preferred Shares	(135)	(178)
Conversion of equity to notes payable	—	(493,929)
Issuance of equity for notes receivable	—	200,000
Treasury stock issued	—	—
Distributions	(5)	(15,607)

Ending balance	483,450	390,429

Accumulated Other Comprehensive Income
Opening balance	78,933	67,813
Other comprehensive income	2,129	11,120

Ending balance	81,062	78,933

Total Brookfield Residential Equity	$1,301,856	$969,270

Non-controlling Interest (Note 11)
Opening balance	6,439	6,456
Net income attributable to non-controlling interest	—	—
Non-controlling interest acquired	(5,927)	—
Distributions	5,027	(17)

Ending balance	$5,539	$6,439

Total Equity	$1,307,395	$975,709

See accompanying notes to the consolidated financial statements

50	2012 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts are in thousands of U.S. dollars)

	Years Ended December 31
	2012	2011
Cash Flows Provided by Operating Activities
Net income	$92,539	$4,835
Adjustments to reconcile net income to net cash from operating activities:
Undistributed income from unconsolidated entities	(4,581)	(4,127)
Deferred income tax (recovery) / expense	(9,788)	103,085
Non-cash interest converted into equity	—	1,674
Share-based compensation costs	7,294	5,680
Depreciation	3,386	3,544
Changes in operating assets and liabilities:
Increase in receivables and other assets	(27,350)	(119,298)
(Increase) / decrease in land and housing inventory	(160,865)	70,860
Increase / (decrease) in accounts payable and other liabilities	140,312	(40,347)
Other / foreign exchange	803	(2,909)

Net cash provided by operating activities	41,750	22,997

Cash Flows Provided by Investing Activities
Investments in unconsolidated entities	(14,823)	(16,102)
Distributions from unconsolidated entities	35,016	12,222
Change in restricted cash	(4,468)	(1,762)
Other	132	—

Net cash provided by / (used in) investing activities	15,857	(5,642)

Cash Flows Used in Financing Activities
Drawings under project-specific and other financings	327,270	187,097
Repayments under project-specific and other financings	(273,641)	(176,314)
Drawings on bank indebtedness	9,000	13,856
Repayments on bank indebtedness	(178,292)	(77,675)
Drawings from affiliate	109,000	293,900
Repayments to affiliate	(335,000)	(227,900)
Drawings under unsecured senior notes payable	589,004	—
Repayments of notes payable	(485,673)	—
Net contributions to non-controlling interest and other interests in consolidated subsidiaries	(1,076)	(5,799)
Common shares issued net of issue costs	228,181	—
Exercise of stock options	1,709	107
Purchase of common shares for escrowed stock plan	—	(19,280)
Dividends paid to preferred shareholders	(135)	(10,062)
Other / foreign exchange	(290)	2,532

Net cash used in financing activities	(9,943)	(19,538)

Change in cash and cash equivalents	47,664	(2,183)
Cash and cash equivalents at beginning of year	2,162	4,345
Foreign exchange on cash	—	—

Cash and cash equivalents at end of year	$49,826	$2,162

Supplemental Cash Flow Information
Interest paid	$71,921	$77,420
Income taxes paid	$41,867	$2,736

See accompanying notes to the consolidated financial statements

Brookfield Residential Properties Inc.	51

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 1.	Significant Accounting Policies

(a)	Basis of Presentation

Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) was incorporated in Ontario, Canada and became a public company on March 31, 2011 pursuant to the contribution of Brookfield Office Properties’ residential land and housing division (“BPO Residential”) and the merger of Brookfield Homes Corporation (“Brookfield Homes”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transactions”). Pursuant to the merger and contribution agreement entered into by the Company, Brookfield Homes, Brookfield Office Properties and Brookfield Residential Acquisition Corp. on October 4, 2010 in respect of the Transactions: (a) Brookfield Residential Acquisition Corp., a direct wholly-owned subsidiary of the Company, merged with and into Brookfield Homes, with the result that Brookfield Homes became a wholly-owned subsidiary of the Company; and (b) Brookfield Office Properties and certain of its subsidiaries contributed to the Company equity interests in certain entities that, prior to the completion of the Transactions, owned all or substantially all of the assets of BPO Residential. Each outstanding share of Brookfield Homes’ common stock was converted into 0.764900530 of a share of the Company’s Common Shares (“Common Shares”), and each outstanding share of Brookfield Homes’ 8% convertible preferred stock was converted into one share of the Company’s 8% Convertible Preferred Shares, Series A (“Preferred Shares”). In connection with the closing of the Transactions, the Corporation issued: (i) 51,500,000 Common Shares to Brookfield Office Properties, (ii) 8,685,066 Common Shares to holders of shares of Brookfield Homes’ common stock, and (iii) 70,002 Preferred Shares, to holders of Brookfield Homes’ 8% convertible preferred stock, which Preferred Shares are convertible into Common Shares in accordance with their terms, at an issue price of $25 per Preferred Share. In exchange for the contribution of BPO Residential, Brookfield Office Properties also received two promissory notes totalling C$480.0 million (US$493.9 million) and Brookfield Residential Common Shares.

These Transactions took place between entities under common control and, as a result, were accounted for as continuity of interest using the carried amount of assets and liabilities of both Brookfield Office Properties’ residential land and housing division and Brookfield Homes for comparative purposes. The Company began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP” on April 1, 2011.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the consolidated accounts of Brookfield Residential, its subsidiaries, investments in unconsolidated entities and variable interest entities in which the Company is the primary beneficiary. All intercompany accounts, transactions and balances have been eliminated upon consolidation.

All dollar amounts discussed herein are in U.S. dollars and in thousands, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.”

(b)	Land and Housing Inventory

(i) Revenue recognition: Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured. Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured.

(ii) Sales Incentives: The Company grants homebuyers sales incentives from time-to-time in order to promote sales of its homes. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that are paid to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time title passes to the homebuyer and the sale is recognized.

(iii) Carrying values: In accordance with the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, land and housing assets owned directly by the Company and through its unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of land and housing inventory, the Company estimates the cash flow for the life of each project. Specifically, on a land project, the Company estimates the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, the Company evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, the Company continuously evaluates projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue

52	2012 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2013 and 2014 generally assume recent sales activity and normalized sales rates beyond 2014. Management identifies potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

(iv) Capitalized costs: Capitalized costs include the costs of acquiring land, development and construction costs, interest, property taxes and overhead related to the development of land and housing. Direct costs are capitalized to individual homes and lots and other costs are allocated to each lot proportionately.

(c)	Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(d)	Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities, contingent liabilities including litigation and the purchase price allocated to the assets acquired and the liabilities assumed of an acquisition. Actual results could differ materially from these estimates.

(e)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(f)	Restricted Cash

Restricted cash includes cash collateralization of development letters of credit, as well as funds in various cash accounts reserved for letters of credit, guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

(g)	Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. Deferred tax assets and liabilities are determined based on temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes. They are measured by using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to reverse.

In accordance with ASC Topic 740, the Company assesses the realizability of its deferred tax assets. A valuation allowance must be established when, based upon available evidence, it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. The Company assesses, on a quarterly basis, its ability to realize its deferred tax assets.

Provisions / (benefits) for federal, state and provincial income taxes are calculated on reported pre-tax income / (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions / (benefits) differ from the amounts currently

Brookfield Residential Properties Inc.	53

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions / (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions / (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision / (benefit) in the period in which such determination is made.

Significant judgment is required in estimating valuation allowances for deferred tax assets. In accordance with ASC Topic 740, a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of ten to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is reasonably possible that actual results could differ from the estimates used in the Company’s historical analyses. The Company’s assumptions require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. If the Company’s results of operations are less than projected and there is insufficient objectively verifiable evidence to support the likely realization of its deferred tax assets, a valuation allowance would be required to reduce or eliminate its deferred tax assets.

(h)	Share-Based Compensation

The Company accounts for option grants, escrowed stock and deferred share unit grants in accordance with ASC Topic 718 Compensation-Stock Compensation. All options granted have exercise prices equal to the market value of the Common Shares on the date of the grant, determined in accordance with the Company’s management share option plan (“option plan”). Participants in the option plan can exercise their options to purchase shares at the exercise price as options vest. All options vest over a period of five years.

The Company records the fair value of options using a Black-Scholes option pricing model. Options have been recorded in additional paid-in-capital. In addition, the Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. See Note 13 “Share-Based Compensation” for further discussion.

(i)	Foreign Currency Translation

The functional and presentation currency of the Company is the U.S. dollar. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining and a Canadian dollar functional currency. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of

54	2012 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

monetary items are recognized in the income statement as other (expense) / income, except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

(j)	Earnings Per Share

Earnings per share is computed in accordance with ASC Topic 260 Earnings Per Share. Basic earnings per share is calculated by dividing net income attributable to Brookfield Residential less Preferred Share dividends by the weighted average number of Common Shares outstanding for the period. Diluted earnings per share is calculated by dividing net income less Preferred Share dividends for the period by the average number of Common Shares outstanding including all potentially dilutive convertible Preferred Shares and issuable Common Shares under the option plan.

(k)	Advertising Costs

The Company expenses advertising costs as incurred, which are included in the consolidated statements of operations as selling, general and administrative expense.

(l)	Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

(m)	Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 Consolidation. The decision to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity that has (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined that it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “land and housing inventory.” The interests of others are included in accounts payable and other liabilities. See Note 2 “Land and Housing Inventory” and Note 3 “Investments in Unconsolidated Entities” for further discussion on the consolidation of land option contracts and unconsolidated entities.

(n)	Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity of the Company’s consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change in the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. Adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

(o)	Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815 Derivatives and Hedging, which requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the

Brookfield Residential Properties Inc.	55

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain / (loss) on derivatives in the current earnings during the period of change. Income and/or expense from changes in fair value on interest rate swaps are recognized as an adjustment to other income. The exchanges of payments on interest rate swap contracts are recorded as an adjustment to interest expense.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in profit on the ineffective portion of the hedge, or when there is a disposal or partial disposal of a foreign operation being hedged.

(p)	Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to the Company’s assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•

Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability.

When available, the Company uses quoted market prices in active markets to determine fair value. The Company considers the principal market and non-performance risks associated with its counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for its interest rate and equity swaps, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

(q)	Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”), which provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. The guidance changes certain fair value measurement principles and expands the disclosure requirements particularly for Level 3 fair value measurements. The guidance became effective for the Company beginning January 1, 2012 and was applied prospectively. The adoption of this guidance, which relates primarily to disclosure, did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

56	2012 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 2. Land and Housing Inventory

Land and housing inventory includes land under development and land held for development, which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders, homes completed or under construction and lots ready for construction and model homes. The following summarizes the components of land and housing inventory:

	December 31
	2012	2011
Land held for development	$1,428,693	$1,350,562
Land under development	630,149	598,295
Housing inventory	160,310	138,034
Model homes	31,104	26,354

	$2,250,256	$2,113,245

The Company capitalizes interest which is expensed as housing units and building lots are sold. For the year ended December 31, 2012, interest incurred and capitalized by the Company was $33.4 million (2011 – $37.8 million). Capitalized interest expensed as direct cost of sales for the same periods was $46.1 million (2011 – $88.8 million).

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. As such, the Company has advanced deposits to secure these rights. The Company is required by ASC Topic 810 Consolidation to qualitatively assess whether it is the primary beneficiary of these options based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company has evaluated its option contracts in accordance with this guidance and determined that, for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $30.0 million (December 31, 2011 – $24.1 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase, with an increase in accounts payable and other liabilities of $30.0 million (December 31, 2011 – $24.1 million) for the assumed third-party investment in the VIE. Where the land sellers are not required to provide the Company financial information related to the VIE, certain assumptions by the Company are required in its assessment as to whether or not it is the primary beneficiary.

Land and housing inventory includes non-refundable deposits and other entitlement costs totalling $63.4 million (December 31, 2011 – $57.6 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810. The total remaining exercise price of these options is $148.5 million (December 31, 2011 – $143.6 million), including the non-refundable deposits and other entitlement costs identified above. The number of lots in which the Company has obtained an option to purchase, excluding those already consolidated and those held through unconsolidated entities, and their respective dates of expiry and aggregate exercise prices follow:

Year of Expiry	Number of Lots	Total Exercise Price
2013	300	$2,334
2014	1,201	22,014
2015	776	18,800
2016	566	37,034
Thereafter	3,173	68,277

	6,016	$148,459

The Company holds agreements for a further 4,878 acres (December 31, 2011 – 4,878 acres) of longer-term land, with non-refundable deposits and other entitlement costs of $5.6 million (December 31, 2011 – $6.2 million), which is included in land and housing inventory that may provide additional lots upon obtaining entitlements with an aggregate exercise price of $58.9 million (December 31, 2011 – $59.0 million). However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

Brookfield Residential Properties Inc.	57

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 3. Investments in Unconsolidated Entities

As part of its operations, the Company participates in joint ventures to explore opportunities while minimizing risk. As of December 31, 2012, the Company was involved with 16 unconsolidated entities (December 31, 2011 – 14 unconsolidated entities) in which it has less than a controlling interest. Investments in unconsolidated entities includes $32.8 million (December 31, 2011 – $28.3 million) of the Company’s share of non-refundable deposits and other entitlement costs in connection with 1,916 lots (December 31, 2011 – 1,842 lots) under option. The Company’s share of the total exercise price of these options is $83.9 million (December 31, 2011 – $95.3 million). Summarized condensed financial information on a 100% basis for the combined unconsolidated entities follows:

	December 31
	2012	2011
Assets
Land and housing inventory	$377,549	$341,246
Other assets	20,469	8,707

	$398,018	$349,953

Liability and Equity
Project-specific financings	$77,442	$48,352
Accounts payable and other liabilities	13,485	20,554
Equity
Brookfield Residential’s interest	155,352	143,821
Others’ interest	151,739	137,226

	$398,018	$349,953

	Years Ended December 31
	2012	2011
Revenue and Expenses
Revenue	$90,186	$42,354
Direct cost of sales	(78,283)	(38,379)
Other income	8,711	3,709

Net income	$20,614	$7,684

Brookfield Residential’s share of net income	$9,882	$4,119

In reporting the Company’s share of net income, all intercompany profits or losses from unconsolidated entities are eliminated on lots purchased by the Company from unconsolidated entities.

Unconsolidated entities in which the Company has a non-controlling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810.

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt of its unconsolidated entities. At December 31, 2012, the Company had completion guarantees of $1.6 million (December 31, 2011 – $1.3 million), recourse guarantees of $nil (December 31, 2011 – $2.8 million) and limited maintenance guarantees of $10.2 million (December 31, 2011 – $11.7 million) with respect to debt of its unconsolidated entities.

Note 4. Business Combination

On December 4, 2012, the Company acquired Playa Capital Company LLC or “Playa Vista”, a company that is developing the master- planned community Playa Vista located in Los Angeles, California. The aggregate purchase price of Playa Vista was approximately $257.8 million.

The acquisition was accounted for as a business combination under the provisions of ASC Topic 805 Business Combinations which, among other things, requires assets acquired and liabilities assumed to be measured at their acquisition date fair values. Provisional fair value estimates have been made in the fourth quarter 2012 for acquired assets and assumed liabilities, and the measurement process will be finalized by the fourth quarter of 2013.

Costs related to the acquisition of Playa Vista were approximately $0.3 million and were expensed to other expense, in the Consolidated Statements of Operations. Proforma financial information is not presented as it would not be materially different from the information presented in the Consolidated Statements of Operations.

58	2012 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The following table summarizes the preliminary measurement of the assets acquired and liabilities assumed:

Estimated Fair Value at Acquisition Date
Assets
Residential real estate	$327,620
Commercial real estate	15,179
Receivables	23,241
Other assets	14,842

Total assets acquired	$380,882

Liabilities
Cost to complete obligations	$(118,388)
Accounts payable and other	(4,664)

Total liabilities assumed	$(123,052)

Net assets acquired	$257,830
Consideration	$257,830
Goodwill / bargain purchase	$—

The following table presents the revenue and earnings of Playa Vista that is included in our Consolidated Statement of Operations from the acquisition date of December 4, 2012 through December 31, 2012:

Revenues	$264,499
Net Income	$420

The following table presents supplemental pro forma information as if the acquisition of Playa Vista occurred on January 1, 2011. The pro forma consolidated results do not purport to project the future results of the Company combined nor do they reflect the expected realization of any cost savings associated with the Playa Vista acquisition.

	2012	2011
	(Unaudited)	(Unaudited)
Revenues	$1,408,710	$1,019,843
Net Income	$115,831	$3,247

Note 5. Receivables and Other Assets

The components of receivables and other assets included in the Company’s consolidated balance sheets are summarized as follows:

	December 31
	2012	2011
Receivables	$269,030	$279,083
Other assets	66,581	31,360

	$335,611	$310,443

Brookfield Residential Properties Inc.	59

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The components of receivables included in the Company’s consolidated balance sheets are summarized as follows:

	December 31
	2012	2011
Real estate receivables (a)	$154,981	$167,376
Development recovery receivables (b)	84,556	82,620
Sundry receivables (c)	18,530	17,613
Proceeds and escrow receivables (d)	8,276	9,491
Refundable deposits	2,252	1,810
Taxes receivable	435	173

	$269,030	$279,083

(a)	Real estate receivables include vendor take back (“VTB”) mortgage receivables. The VTB collection terms range from six months to three years and bear variable interest from Canadian prime plus 3% or a fixed interest rate of 6%, whichever is greater (December 31, 2011 – Canadian prime to prime plus 3% and a fixed interest rate of 6%).
(b)	The Company has entered into development and cost sharing arrangements for the recovery of development expenditures with certain metropolitan districts and developers whereby the Company has undertaken to put in place the infrastructures for certain communities. These receivables will be collected over the development life of the community and bear interest rates ranging from U.S. prime plus 1% to a fixed rate of 6% (December 31, 2011 – U.S. prime plus 1% to a fixed rate of 6%).
(c)	Sundry receivables are comprised of lot interest receivables, goods and services tax receivable and miscellaneous amounts.
(d)	Proceeds and escrow receivables relate to receivables held in trust due to timing of lots closed and housing sales at the period end date. The collections of these receivables typically occur shortly after the period end once the funds are released by the trust or escrow company.

As at December 31, 2012 and December 31, 2011, allowances for doubtful accounts were $1.5 million and $nil.

The components of other assets included in the Company’s consolidated balance sheets are summarized as follows:

	December 31
	2012	2011
Capital assets (a)	$26,196	$12,312
Non-refundable earnest funds and investigation fees (b)	25,023	15,499
Swap contracts (Note 17)	9,014	1,088
Other	3,569	869
Prepaid expenses	2,779	1,592

	$66,581	$31,360

(a)	Capital assets are recorded at cost less accumulated depreciation. The Company provides for depreciation using the straight line method. Leasehold improvements are depreciated over the term of the lease and equipment is depreciated over three to five years. Included in capital assets is accumulated depreciation of $11.8 million (December 31, 2011 – $10.8 million).
(b)	Non-refundable earnest funds and investigation fees relate to non-refundable deposits and due-diligence costs on potential acquisitions and options that are incurred prior to taking title of a property.

Note 6. Restricted Cash

At December 31, 2012, the Company had restricted cash consisting of (i) $8.4 million (December 31, 2011 – $9.1 million) relating to cash collateralization of development letters of credit and (ii) $5.2 million (December 31, 2011 – $nil) of restricted cash relating to funds in various cash accounts reserved for guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

60	2012 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 7. Project-Specific and Other Financings

Project-specific and other financings consist of the following:

	December 31
	2012	2011
Project-specific financings (a)	$269,132	$249,185
Bank indebtedness (b)	190,197	350,502
Due to affiliates (c)	—	226,000

	$459,329	$825,687

(a)	Project-Specific Financings

Project-specific financings of $269.1 million (December 31, 2011 – $249.2 million) provided by a variety of lenders are revolving, bear interest at floating and fixed interest rates at a weighted average rate of 3.70% as at December 31, 2012 (December 31, 2011 – 3.99%) and are secured by the Company’s land and housing inventory. The weighted average rate was calculated as of the end of each period, based upon the amount of debt balances outstanding and the related interest rates applicable on that date. Project-specific financings mature as follows: 2013 – $168.5 million; 2014 – $73.2 million; 2015 – $7.1 million; 2016 – $3.0 million and 2017 and onwards – $17.3 million. Project-specific financings consist of the following:

	December 31
	2012	2011
Secured facilities (i)	$219,719	$200,645
Secured VTB mortgages (ii)	49,413	48,540

	$269,132	$249,185

(i)	$203.1 million (December 31, 2011 – $174.1 million) of the Company’s project-specific financings have variable interest rates ranging from prime to LIBOR plus 3.50% and fixed rates ranging from 1.50% to 6.00%. These facilities require Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $325.0 million, a net indebtedness to capitalization ratio of no greater than 65% and a net indebtedness to tangible net worth of no greater than 2.50 to 1.

At December 31, 2011, $18.8 million of the Company’s project-specific financings were secured by the land and water rights to which the borrowings related and had floating interest rates ranging from the lower of prime less 0.50% to prime plus 1.00% with some facilities having a floor of 5.00% to 5.25% and some facilities having fixed interest rates ranging from 5.50% to 6.00%. As of December 31, 2012, these borrowings have been repaid in full.

$5.8 million (December 31, 2011 – $7.7 million) of the Company’s project-specific financings have floating interest rates ranging from the lower of LIBOR plus 3.00% and U.S. prime plus 1.00% and are secured by land and water rights to which the borrowings relate. These credit facilities require Brookfield Residential (US) LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $200.0 million and a net indebtedness to capitalization ratio of no greater than 65%.

Project-specific financings totalling $10.8 million (December 31, 2011 – $nil) have a floating interest rate of prime plus 0.75% and are secured by the land assets to which the borrowings relate. This debt is repayable in Canadian dollars of C$10.7 million (December 31, 2011 – $nil). These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of C$370.0 million (US$372.9 million) and a debt to equity ratio of no greater than 1.75 to 1.

(ii)	$49.4 million (December 31, 2011 – $48.5 million) of the Company’s project-specific financings consist of 21 secured VTB mortgages (December 31, 2011 – 14 secured VTB mortgages).

18 secured VTB mortgages (December 31, 2011 – 11 secured VTB mortgages) in the amount of $42.2 million (December 31, 2011 – $42.2 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$41.8 million (December 31, 2011 – C$43.1 million). The interest rate on this debt ranges from prime plus 1.00% to prime plus 3.00% to fixed rates ranging from 3.00% to 6.00% and the debt is secured by the related lands. As at December 31, 2012, these borrowings have not been subject to financial covenants.

Brookfield Residential Properties Inc.	61

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Three secured VTB mortgages (December 31, 2011 – two secured VTB mortgages) in the amount of $7.2 million (December 31, 2011 – $4.8 million) relate to raw land held for development by Brookfield Homes Holdings LLC. The interest rate on this debt is fixed at rates between 5.00% and 12.00% and the debt is secured by the related lands. As at December 31, 2012, these borrowings are not subject to any financial covenants.

As at December 31, 2011, one secured VTB mortgage in the amount of $1.5 million relating to raw land held for development by Brookfield Residential (US) LLC was outstanding. The interest rate on this debt was fixed at 6.00% and the debt was secured by the related lands. As at December 31, 2012, these borrowings have been repaid in full.

As at December 31, 2012, the Company was in compliance with all financial covenants related to project-specific financings.

(b)	Bank Indebtedness

The Company has four secured credit facilities (December 31, 2011 – four secured credit facilities) with various Canadian banks totalling $190.2 million (December 31, 2011 – $341.5 million) and one unsecured credit facility with a U.S. bank totalling $nil (December 31, 2011 – $9.0 million). Bank indebtedness consists of the following:

	December 31
	2012	2011
Secured credit facilities (i)	$190,197	$341,502
Unsecured credit facility (ii)	—	9,000

	$190,197	$350,502

(i)	The secured facilities are repayable in Canadian dollars in the amount of C$188.7 million (US$190.2 million) at December 31, 2012 (December 31, 2011 – C$348.9 million (US$341.5 million)). These facilities allow the Company to borrow up to approximately C$515.0 million (US$519.1 million) as at December 31, 2012 (December 31, 2011 – C$533.5 million (US$522.1 million)). The credit facilities bear interest between Canadian prime plus 0.50% to 0.75% for any amounts drawn and are repayable on demand with a term out period ranging from 120 to 364 days. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations, a general charge over all assets relating to Canadian operations and a general charge over all assets of Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited.

The Brookfield Residential (Alberta) LP facilities include a minimum net worth requirement of C$370.0 million (US$372.9 million) and a debt to equity covenant of no greater than 1.75 to 1 for its limited partnership. The Brookfield Homes (Ontario) Limited facility includes two covenants: a debt to tangible net worth ratio not greater than 2.00 to 1 and a minimum net worth requirement of C$100.0 million (US$100.79 million).

(ii)	The unsecured credit facility has been repaid in full as at December 31, 2012 (December 31, 2011 – $9.0 million). The facility permits the Company to borrow up to $10.0 million as at December 31, 2012 and bears an interest rate of LIBOR plus 3.0%. The facility requires Brookfield Homes Holdings LLC, an indirect wholly-owned subsidiary of the Company, to maintain a tangible net worth of at least $300.0 million, and a net indebtedness to tangible net worth of no greater than 2.50 to 1.

As at December 31, 2012, the Company was in compliance with all financial covenants related to bank indebtedness.

(c)	Due to Affiliates

At December 31, 2012, amounts due to affiliates totalled $nil (December 31, 2011 – $226.0 million) on an unsecured revolving operating facility with a subsidiary of the Company’s largest shareholder, Brookfield Asset Management Inc.

The revolving operating facility is in a principal amount, not to exceed $300.0 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants. During the year ended December 31, 2012, interest of $11.7 million (2011 – $14.8 million) was incurred related to this facility.

These facilities require Brookfield Residential US Corp, an indirect wholly owned subsidiary of the Company, to maintain a minimum total equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of December 31, 2012, the Company was in compliance with all financial covenants relating to amounts due to affiliates.

62	2012 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 8. Note Payable and Unsecured Senior Notes Payable

Notes payable consists of the following:

	December 31
	2012	2011
Senior note payable (a)	$—	$259,355
Junior note payable (a)	—	210,421
Unsecured senior notes payable (b)	590,845	—

	$590,845	$469,776

(a)	On March 31, 2011, in connection with the Transactions, the Company entered into two unsecured promissory notes payable to Brookfield Office Properties, a C$265.0 million (US$273.0 million) senior note and a C$215.0 million (US$221.5 million) junior subordinated note.

The senior note had a fixed rate of interest of 6.50% and a term to December 31, 2015 with original principal payments of C$50.0 million due on each of the last business days of 2012, 2013 and 2014, respectively, and the balance of C$115.0 million to be paid on December 31, 2015. On November 2, 2011, Brookfield Office Properties and the Company agreed to amend the terms of the C$265.0 million of senior note transaction debt such that the scheduled principal payments of C$50.0 million during each of the next three years would be due along with the final payment of C$115.0 million on December 31, 2015. These extended payments had a fixed interest rate from the date of the amendment of 7.50%.

The C$215.0 million junior subordinated note had a fixed interest rate of interest of 8.50% and was payable in full on December 31, 2020.

The covenants with respect to both of these notes payable were that the Company maintain total equity of $750.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of December 31, 2012, these borrowings have been repaid in full.

(b)	On December 14, 2012, Brookfield Residential issued a private placement of $600.0 million of unsecured senior notes. The notes have an eight-year term, are due December 15, 2020, and bear a fixed interest rate of 6.50%. The net proceeds of approximately $589.0 million, after transaction costs, were used to pay off the senior and junior notes payable, amounts due to affiliates, a portion of the Company’s project specific financing and bank indebtedness with the remainder available for general corporate purposes. The notes require semi-annual interest payments on June 15 and December 15 of each year until maturity. Obligations to pay principal and interest on the unsecured senior notes are guaranteed by certain of the Company’s wholly-owned subsidiaries, each of which is directly or indirectly 100% owned by Brookfield Residential Properties Inc. A breakdown of the unsecured senior notes payable balance is outlined below:

	December 31
	2012	2011
Unsecured senior notes payable principal	$600,000	$—
Transaction costs	(10,996)	—
Accrued interest	1,841	—

	$590,845	$—

The notes include covenants that, among others, place limitations on incurring additional indebtedness and restricted payments. Under the limitation on additional indebtedness, Brookfield Residential is permitted to incur specified categories of indebtedness but is prohibited from incurring further indebtedness if it does not satisfy either an indebtedness to consolidated net tangible worth ratio condition or a fixed coverage ratio. The Company was in compliance with these financial incurrence covenants for the year ended December 31, 2012.

The transaction costs are incremental costs directly related to the issuance of the unsecured senior notes and the Company classified these costs with the related debt. These costs of $11.0 million are amortized using the effective interest rate method over the life of the related debt instrument.

The unsecured senior notes include an optional redemption under which at any time prior to December 15, 2015, Brookfield Residential is entitled to redeem up to 35% of the aggregate principal amount at a redemption price of 106.50%, plus accrued interest, using the net cash proceeds of one or more equity offerings.

Brookfield Residential Properties Inc.	63

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

At any time prior to December 15, 2015, the Company may also redeem all of the notes at a redemption price equal to 100.00% of the aggregate principal amount of the notes to be redeemed (plus accrued unpaid interest to the date of redemption) in certain circumstances in which Brookfield Residential would become obligated to pay additional amounts under the notes.

On or after December 15, 2015, the Company is entitled to redeem all or parts of the notes at the redemption prices (as expressed as percentages of principal amount) set forth in the table below, plus any accrued and unpaid interest on the notes redeemed:

Unsecured Notes
Redemption Price
2015	104.88%
2016	103.25%
2017	101.63%
2018 and thereafter	100.00%

Certain derivative instruments, including redemption call options, have been identified as embedded in the 2012 unsecured notes payable, but as they are considered clearly and closely related to the 2012 unsecured notes payable, the derivatives are not accounted for separately.

Note 9.	Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the Company’s consolidated balance sheets are summarized as follows:

	December 31
	2012	2011
Development costs payable (a)	$167,106	$49,357
Trade payables and other accruals	99,899	64,681
Consolidated land option contracts (b)	30,010	24,098
Accrued and deferred compensation	27,803	25,117
Current income taxes payable (Note 10)	26,120	21,179
Customer deposits	22,790	16,350
Warranty costs (Note 15 (b))	14,179	11,161
Swap contracts (Note 17)	13,779	15,603
Share-based compensation (Note 13 (b))	11,969	5,619
Loans from other interests in consolidated subsidiaries (c)	11,524	14,255

	$425,179	$247,420

(a)	Development costs payable relate to provisions accrued for costs yet to be incurred within a subdivision where sales have taken place. The provision is based on the sold lots pro rata share of costs to be incurred for specified areas within each subdivision phase.
(b)	Consolidated land option contracts are the total future purchase price of land options contracts required to be consolidated under ASC Topic 810 Consolidation, with a corresponding amount recorded in land and housing inventory. See Note 2 “Land and Housing Inventory.”
(c)	Loans from other interests in consolidated subsidiaries relate to monies held on deposit from certain non-controlling members.

64	2012 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 10.	Income Taxes

A reconciliation of the Company’s effective tax rate from the Canadian federal statutory tax rate for the years ended December 31, 2012 and 2011 is as follows:

	December 31
	2012	2011
Statutory rate	25.0%	26.5%
Non-temporary differences	1.7	1.6
Rate difference from statutory rate	(6.0)	(7.4)
Return to provision	(0.8)	4.9
Change in tax rates on temporary differences	0.1	(0.2)
Change in valuation allowance	8.1	70.9
Other	(0.1)	—

Effective tax rate	28.0%	96.3%

The Company currently operates in eight different states in the U.S. and is subject to various state tax jurisdictions. The Company estimates its tax liability based upon the individual taxing authorities’ regulations, estimates of income by taxing jurisdiction and the Company’s ability to utilize certain tax-saving strategies. The Company also operates in Alberta and Ontario, Canada, and is therefore subject to provincial tax jurisdictions as well as federal tax legislation. Based on the Company’s estimate of the allocation of income / (loss), as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on the Company’s tax strategies, the estimated effective tax rate for the Company is 28.0% for the year ended December 31, 2012 (2011 – 96.3%). The decrease in the effective rate for 2012 is due in large part to the change in valuation allowance taken on its U.S. deferred tax assets in 2011.

The provision for income taxes for the years ended December 31, 2012 and 2011 is set forth below:

	December 31
	2012	2011
Current
Canada	$(45,780)	$(22,168)
U.S.	—	—
International	(99)	(72)

Total current tax expense	$(45,879)	$(22,240)

Deferred
Canada	$8,788	$(32,094)
U.S.	1,000	(70,991)
International	—	—

Total deferred tax recovery / (expense)	$9,788	$(103,085)

Total income tax expense	$(36,091)	$(125,325)

Brookfield Residential Properties Inc.	65

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences that give rise to the net deferred tax (assets) / liabilities are as follows:

	December 31
	2012	2011
Net deferred tax (assets) / liabilities
Differences relating to land and housing inventory	$16,209	$22,123
Compensation deductible for tax purposes when paid	(6,133)	(1,868)
Differences related to derivative instruments	(3,373)	(4,780)
Operating loss carry-forwards	(120,175)	(79,714)
Other	307	(268)

Net deferred tax assets before valuation allowance	(113,165)	(64,507)
Cumulative valuation allowance	102,613	92,280

Net deferred tax (assets) / liabilities	$(10,552)	$27,773

The Company has Canadian and U.S. federal non-capital loss carry-forwards of approximately $111.1 million and $217.6 million, respectively, as at December 31, 2012 (2011 – $nil and $188.7 million, respectively). Federal non-capital loss carryforwards attributable to Canada and the U.S. may be carried forward up to 20 years to offset future taxable income and expire between 2028 and 2032. The Company also has state loss carryforwards of approximately $242.2 million (2011 – $225.9 million) that may be carried forward from five to 20 years, depending on the tax jurisdiction, which will expire between 2013 and 2032.

As at March 31, 2011, in connection with the Transactions, the Company had significant deferred tax asset attributes generated primarily from U.S. operating loss carryforwards from prior periods. In accordance with ASC Topic 740, the Company recorded a valuation allowance based on its determination that it is more-likely-than-not that some portion or all of the deferred tax assets in the U.S. will not be realized.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. Based on this evaluation, the Company continues to recognize a valuation allowance against its net deferred tax assets in the U.S. Previously recognized valuation allowances are expected to be reversed against future tax provisions during any future period for which it reports accounting income before income taxes.

During 2012, the Company increased the valuation allowance by $10.3 million against its deferred tax assets. The increase is primarily due to additional valuation allowance recorded for the U.S. federal and state tax benefits related to losses incurred during the year. Canadian operations continue to be profitable in the Ontario and Alberta markets and, as such, it is more-likely-than-not that the deferred tax assets related to the Canadian companies can be realized.

Note 11.	Other Interests in Consolidated Subsidiaries and Non-Controlling Interest

(a)	Other Interests in Consolidated Subsidiaries

Other interests in consolidated subsidiaries include ownership interests of certain business unit presidents of the Company totalling $32.4 million (December 31, 2011 – $32.4 million). In the event that a business unit president (“Minority Member”) of the Company is no longer employed by an affiliate of the Company, the Company has the right to purchase the Minority Member’s interest and the Minority Member has the right to require the Company to purchase their interest. Should such rights be exercised, the purchase price will be based on the then estimated value of the business unit’s net assets.

The following table reflects the change in the Company’s other interests in consolidated subsidiaries for the years ended December 31, 2012 and 2011:

	December 31
	2012	2011
Other interests in consolidated subsidiaries, beginning of year	$32,434	$42,461
Net loss attributable to other interests in consolidated subsidiaries	(622)	(2,453)
Contributions / (distributions) from other interests in consolidated subsidiaries	633	(7,574)

Other interests in consolidated subsidiaries, end of year	$32,445	$32,434

66	2012 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(b)	Non-Controlling Interest

Non-controlling interest includes third-party investments in consolidated entities of $5.5 million (December 31, 2011 – $6.4 million).

In accordance with ASC Topic 810, non-controlling interest has been classified as a component of total equity and the net income / (loss) on the consolidated statement of operations has been adjusted to include the net loss attributable to non-controlling interest, which for the year ended December 31, 2012 was $nil (2011 – $nil).

Note 12.	Equity

(a)	Preferred Shares

The Company has an unlimited number of Preferred Shares without par value that are authorized, of which 65,286 shares are issued and outstanding and designated as Brookfield Residential 8% convertible Preferred Shares, series A.

Preferred Shares issued and outstanding changed as follows during the years ended December 31, 2012 and 2011:

	December 31
	2012	2011
Preferred Shares outstanding, beginning of year	70,002	9,995,739
Conversion of Preferred Shares into Common Shares	(4,716)	(9,925,737)

Preferred Shares outstanding, end of year	65,286	70,002

The Brookfield Residential 8% convertible Preferred Shares are convertible at the option of the shareholder into Common Shares of the Company, at a conversion rate of 2.731787607 Common Shares per convertible Preferred Share, which is equivalent to a conversion price of $9.15 per share. Dividends on convertible Preferred Shares are fully cumulative, without interest, from the date of original issuance of the convertible Preferred Shares and are payable semi-annually in arrears. There were no Preferred Share dividends in arrears for the year ended December 31, 2012 (December 31, 2011 – $nil). The Preferred Shares are perpetual and do not have a maturity date; however, beginning December 31, 2014, if the 90-day volume weighted average market price of the Common Shares is greater than $18.30 per share, Brookfield Residential may, at its option, require all such Preferred Shares to be automatically converted into Common Shares.

As part of the Transactions, $38.8 million of Preferred Shares issued by the Brookfield Office Properties residential division were eliminated upon the completion of the merger.

Brookfield Residential Properties Inc.	67

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(b)	Common Shares

The authorized Common Share capital consists of an unlimited number of voting Common Shares. Common Shares issued changed as follows during the year ended December 31, 2012 and 2011:

	December 31
	2012	2011
Common Shares issued, beginning of year	101,342,718	53,808,461
Conversion of Preferred Shares upon merger transaction	—	(12,650,341)
Issuance of Common Shares upon merger transaction	—	60,150,177
Issuance of Common Shares upon exercise of options	499,239	34,421
Issuance of Common Shares upon equity transactions	16,424,696	—
Conversion of Preferred Shares into Common Shares	12,881	—

Common Shares issued, end of year	118,279,534	101,342,718

Common Shares outstanding is determined as follows:

	December 31
	2012	2011
Common Shares issued	118,279,534	101,342,718
Repurchase of Common Shares for escrowed stock plan (Note 13 (a))	(2,000,000)	(2,000,000)

Common Shares outstanding	116,279,534	99,342,718

On March 31, 2011, Brookfield Residential consolidated its 53,808,461 Common Shares held by Brookfield Asset Management Inc. at the merger conversion ratio of 0.76490053 to 41,158,120 Common Shares.

In addition, 60,184,598 Common Shares were issued as part of the Transactions. Brookfield Office Properties received 51,500,000 Common Shares of Brookfield Residential for its contribution of BPO Residential and 11,354,500 shares of Brookfield Homes common stock was converted at the merger exchange ratio of 0.76490053 to 8,684,598 Common Shares of Brookfield Residential. Included within the 11,354,500 of Brookfield Homes common stock were 45,000 Brookfield Homes options that were exercised in the first quarter of 2011 and which were converted to 34,421 Common Shares as part of the Transactions.

On November 20, 2012, Brookfield Residential issued 8,000,000 common shares for total gross proceeds of approximately $116.0 million through a public offering, and, concurrently, a total of 8,000,000 common shares for gross proceeds of $111.0 million through a private placement to majority shareholder Brookfield Asset Management Inc. In addition, on November 26, 2012, Brookfield Residential issued 424,696 common shares under the provision of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $6.2 million. Transaction costs of $5.2 million were incurred in relation to the common share offering.

(c)	Treasury Stock

Prior to March 31, 2011, Brookfield Homes had a share repurchase program that allowed Brookfield Homes to repurchase in aggregate up to $144.0 million of the company’s outstanding common shares. At March 31, 2011, the treasury stock of Brookfield Homes of $110.7 million was cancelled as a result of the completion of the merger.

Note 13.	Share-Based Compensation

(a)	Option Plan and Escrowed Stock Plan

Options issued under the Company’s Management Share Option Plan vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Common Shares. The exercise price is the volume-weighted average trading price for Common Shares on the New York Stock Exchange for the five business days preceding the effective grant date.

As a result of the Transactions, the outstanding options of Brookfield Homes were exchanged for options under the Company’s option plan, exercisable upon the same terms and conditions as under the Brookfield Homes share plans. At March 31, 2011, the in-the-money Brookfield Homes options were converted at the merger exchange ratio of 0.76490053 Brookfield Residential options for each Brookfield Homes option. The out-of-the-money Brookfield Homes options were cancelled and replaced with new options of Brookfield Residential with an equivalent Black-Scholes value. All values and disclosures below relating to Brookfield Homes options have been converted at the above exchange ratio to disclose the Brookfield Residential equivalent.

68	2012 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Brookfield Residential grants options to purchase Common Shares at the exercise price of the options, determined in accordance with the option plan. The fair value of the Company’s stock option awards is estimated at the grant date using the Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards is expensed over the vesting period of the stock options. Expected volatility is based on historical volatility of Brookfield Residential’s Common Shares. The risk-free rate for periods within the contractual life of the option award is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the option award granted. The Company uses historical data obtained from Brookfield Residential to estimate option exercises and forfeitures within its valuation model. The expected term of option awards granted for some participants is derived from historical exercise experience under the Company’s option plan and represents the period of time that option awards granted are expected to be outstanding.

For the year ended December 31, 2012, Brookfield Residential granted a total of 1,110,000 new options (2011 – 1,618,380 options) to eligible employees that are subject to graded vesting. The significant weighted average assumptions relating to the valuation of the Company’s options and escrowed stock granted during the years ended December 31, 2012 and 2011 are as follows:

	December 31
	2012	2011
Dividend yield	—	—
Volatility rate	38.49%	45.00%
Risk-free interest rate	1.41%	2.50%
Expected option life (years)	7.5	7.5

The total compensation cost recognized in selling, general and administrative expense relating to the Company’s options during the year ended December 31, 2012 was an expense of $7.3 million (2011 – $5.7 million). The following tables set out the number of Common Shares that employees of the Company may acquire under options granted under the Company’s option plan and escrowed stock plan for the years ended December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
	Shares	Weighted Average Per Share Exercise Price	Shares	Weighted Average Per Share Exercise Price
Outstanding, beginning of year	4,673,426	$9.07	2,017,043	$12.92
Granted	1,110,000	10.37	3,118,380	10.96
Exercised	(499,239)	3.42	(34,421)	3.09
Cancelled	—	—	(427,576)	41.52

Outstanding, end of year	5,284,187	$9.88	4,673,426	$9.07

Options exercisable, end of year	963,994	$9.49	217,844	$5.97

At December 31, 2012, the aggregate intrinsic value of options currently exercisable is $8.2 million (December 31, 2011 – $0.6 million) and the aggregate intrinsic value of options outstanding is $43.0 million (December 31, 2011 – $3.0 million).

A summary of the status of the Company’s unvested options and escrowed stock included in equity as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
	Shares	Weighted Average Fair Value Per Share	Shares	Weighted Average Fair Value Per Share
Unvested options outstanding, beginning of year	4,455,582	$4.77	1,629,238	$3.26
Granted	1,110,000	4.50	3,118,380	5.35
Vested	(1,245,389)	4.10	(223,198)	4.21
Cancelled	—	—	(68,838)	0.53

Unvested options outstanding, end of year	4,320,193	$4.90	4,455,582	$4.77

Brookfield Residential Properties Inc.	69

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

At December 31, 2012, there was $11.7 million (December 31, 2011 – $11.7 million) of unrecognized expense related to unvested options, which is expected to be recognized over the remaining weighted average period of 3.5 years (December 31, 2011 – 4.1 years).

The Company’s Board of Directors approved an escrowed stock plan on September 16, 2011, which allows a certain executive to increase their ownership of Brookfield Residential’s Common Shares. Under the escrowed plan, a private company was capitalized with Common Shares (the “escrowed shares”) and preferred shares were issued to Brookfield Residential for cash proceeds. On September 23, 2011, the initial proceeds were used to purchase two million Common Shares of the Company from Brookfield Asset Management Inc. with 75% of the escrowed shares granted to the executive. Awards under the escrowed stock plan will not vest until five years after the date of grant and will ultimately be received in the form of Common Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be acquired by the Company in exchange for issuance of Common Shares from treasury of the Company, where the value of the Common Shares being issued is equal to the value of the escrowed shares being acquired. The value of the escrowed shares will be equal to the value of the Common Shares held by the private company less the net liabilities and preferred share obligations of the private company. The private company will then be immediately wound up or merged into the Company and the Common Shares held by the private company will be cancelled, resulting in a reduction in the total number of Common Shares issued.

(b)	Deferred Share Unit Plan

Brookfield Residential has a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors can, at their option, receive all or a portion of their annual bonus awards or retainers, respectively, in the form of deferred share units. The Company can also make additional grants of units to its executives and directors pursuant to the DSUP. In addition, the Company has a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees receive a portion of their annual compensation in the form of deferred share units. At March 31, 2011, as a result of the Transactions, any outstanding deferred share units that were previously issued under Brookfield Homes’ DSUP and MDSUP were exchanged for deferred share units of Brookfield Residential at the merger exchange ratio of 0.76490053. All values and disclosures below relating to previous Brookfield Homes’ DSUPs and MDSUPs have been converted at the above exchange ratio to disclose the Brookfield Residential equivalent.

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees may redeem under the Brookfield Residential’s DSUP and MDSUP for the years ended December 31, 2012 and 2011:

	December 31
	2012	2011
Outstanding, beginning of year	1,871,100	723,747
Granted	78,348	1,327,781
Redeemed	(343,128)	(180,428)
Cancelled	(20,431)	—

Outstanding, end of year	1,585,889	1,871,100

Deferred share units vested	455,993	520,574

Of the 1,560,685 (December 31, 2011 – 1,845,080) units outstanding under the DSUP, 1,129,896 (December 31, 2011 – 1,350,526) units vest over the next five years. As of December 31, 2012, there are 25,204 units (December 31, 2011 – 26,020 units) outstanding under the MDSUP which are fully vested.

The liability of $12.0 million (December 31, 2011 – $5.6 million) relating to the DSUP and MDSUP is included in accounts payable and other liabilities. The financial statement impact relating to the DSUP and MDSUP for the year ended December 31, 2012 was an expense of $9.1 million (2011 – expense of $0.3 million), which has been included in selling, general and administrative expense.

70	2012 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 14.	Earnings Per Share

Basic and diluted earnings per share for the years ended December 31, 2012 and 2011 were calculated as follows:

	Years Ended December 31
	2012	2011
Numerator:
Net income attributable to Brookfield Residential	$93,161	$7,288
Less: Preferred Share dividends	(135)	(178)

Net income attributable to common shareholders	$93,026	$7,110

Denominator:
Basic weighted average shares outstanding	101,609	99,949
Net effect of convertible Preferred Shares	267	—
Net effect of share options assumed to be exercised	178	268

Diluted weighted average shares outstanding	102,054	100,217

Basic earnings per share	$0.92	$0.07

Diluted earnings per share	$0.91	$0.07

As the merger transaction was deemed to take place between entities under common control and has been accounted for as a continuity of interest, the year ended December 31, 2011 uses the basic and diluted average shares outstanding of the combined entities.

Note 15.	Commitments, Contingent Liabilities and Other

(a) The Company is party to a lawsuit that has been filed in Delaware Chancery Court, alleging breach of fiduciary duties and invalid merger and conversion relating to the Transactions. At a hearing held on September 6, 2012, the Court dismissed the claims in their entirety as against a subsidiary of the Company and the invalid merger and conversion claim as against the Company. Accordingly, the case has been significantly narrowed and only the fairness claim remains as against the Company. Management intends to vigorously defend this claim and believes that it is without merit and that this action will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. An estimate of the possible loss or range of loss cannot be made at this time.

(b) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the state or province where the Company conducts business, which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s estimated warranty liability for the years ended December 31, 2012 and 2011:

	Years Ended December 31
	2012	2011
Balance, beginning of year	$11,161	$12,166
Payments and other adjustments made during the year	(4,560)	(3,948)
Warranties issued during the year	7,701	3,045
Adjustments made for pre-existing warranties	(123)	(102)

Balance, end of year	$14,179	$11,161

(c) The Company has committed to future minimum payments for lease and other obligations as follows:

Year of Expiry
2013	$5,108
2014	4,997
2015	4,028
2016	3,720
2017	3,025
Thereafter	6,804

$27,682

Brookfield Residential Properties Inc.	71

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(d) As at December 31, 2012, $25.0 million (December 31, 2011 – $15.5 million) of the amount held in other assets related to land purchase obligations. The total amount owing on these obligations is $62.7 million (December 31, 2011 – $69.7 million).

Note 16.	Guarantees

(a) The Company has provided financial guarantees for municipal bonds which, as at December 31, 2012, amounted to $13.3 million (December 31, 2011 – $18.1 million), which have not been recognized in the consolidated financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the Company’s U.S. operations. The terms of the guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects and are terminated on or before community build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The Company has not been required to make any payments under these guarantees.

(b) In the ordinary course of business, the Company has provided construction guarantees in the form of letters of credit and performance bonds. As at December 31, 2012, these guarantees amounted to $274.7 million (December 31, 2011 – $238.3 million) and have not been recognized in the consolidated financial statements. However, the proportionate development costs that relate to lots that have been sold are accrued in Accounts Payable and Other Liabilities. Such guarantees are required by the municipalities in which the Company operates before construction permission is granted.

The scope of these guarantees covers specific construction obligations of individual projects as they are developed, and the term of these guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects.

These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate or similar document to the Company, which verifies that the Company has fulfilled all its contractual obligations. Payments of the guarantees are triggered in the event expired letters of credit or performance bonds are not renewed and the contractual obligations have not been fulfilled. The Company has not been required to make any payments under these construction guarantees.

Note 17.	Fair Value Measurements

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatilities as applicable.

The fair value measurements for land and housing inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of land and housing inventory deemed to be impaired during the year ended December 31, 2012, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2013 and 2014 generally assume recent sales activity and normalized sales rates beyond 2014. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

72	2012 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 Property, Plant and Equipment and ASC Topic 820 Fair Value Measurements and Disclosures. For the years ended December 31, 2012 and 2011, no impairment charges were recognized.

Hedging Activities

The Company uses derivative and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the Company determines whether hedge accounting can be applied. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Net Investment Hedges

The Company uses foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2012, unrealized pre-tax losses of $18.2 million (2011 – pre-tax gains of $24.8 million), were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. On December 14, 2012, the Company settled its Canadian denominated debt in full and therefore no longer has a net investment hedge at December 31, 2012.

Fair Value Hierarchy

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities. The fair value hierarchy requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. The hierarchy is summarized as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•

Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market. Fair valued assets and liabilities that are included in this category are primarily interest rate swap contracts.

•

Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability. Fair valued assets and liabilities that are included in this category are primarily equity swap contracts.

Assets and liabilities measured at fair value on a recurring basis include $9.0 million (December 31, 2011 – $1.1 million) of financial assets based on management’s best estimates. The $13.8 million (December 31, 2011 – $15.6 million) of financial liabilities which are measured at fair value using valuation inputs based on a model-based techniques or similar instruments in markets that are not active. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

	December 31, 2012			December 31, 2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Receivables and other assets (a)	$—	$—	$9,014	$—	$—	$1,088
Restricted cash	13,596	—	—	9,128	—	—
Cash and cash equivalents	49,826	—	—	2,162	—	—

	$63,422	$—	$9,014	$11,290	$—	$1,088

Financial liabilities
Project-specific and other financings	$—	$—	$—	$—	$—	$—
Notes payable	—	—	—	—	—	—
Accounts payable and other liabilities (b)	—	13,779	—	—	15,603	—

	$—	$13,779	$—	$—	$15,603	$—

Brookfield Residential Properties Inc.	73

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(a)	The fair value measurement for the equity swap contract is determined using the intrinsic valuation technique. Unobservable inputs used in the calculation are the notional amount ($6.42), share price ($17.94) and the number of underlying shares (782,483).
(b)	The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

The following is a reconciliation of Level 3 (equity swaps) fair value measurements for the years ended December 31, 2012 and 2011:

	Year Ended December 31
	2012	2011
Balance, beginning of year	$1,088	$2,238
Total gains / (losses) for the year:
Included in earnings (or changes in net assets)	7,926	(3,477)
Purchase issues, sales, and settlements:
Purchases	—	—
Issues	—	—
Sales	—	—
Settlements	—	2,327

Balance, end of year	$9,014	$1,088

Note 18.	Managing Risks

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rate Risk

The Company is exposed to financial risk that arises from fluctuations in interest rates. The interest-bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate their carrying value. The Company would be negatively impacted on balance, if interest rates were to increase. From time to time, the Company enters into interest rate swap contracts. As at December 31, 2012, the Company had three interest rate swap contracts outstanding totalling $75.0 million at an average rate of 5.09% per annum. The contracts expire between 2016 and 2017. At December 31, 2012, the fair market value of the contracts was a liability of $13.8 million (December 31, 2011 – liability of $15.6 million) and was included in accounts payable and other liabilities. Expense of $2.6 million was recognized during the year ended December 31, 2012, (2011 – expense of $7.0 million), and was included in other income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the statements of operations as hedge accounting has not been applied.

The fair value of debt with fixed interest rates is determined by discounting contractual principal and interest payments at estimated current market interest rates determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at December 31, 2012, the fair value of debt exceeded its book value of all outstanding debt by $12.1 million (December 31, 2011 – fair value of debt exceeded book value by $55.9 million). The lands to which these borrowings relate generally secure these principal amounts.

74	2012 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

The Company held financial instruments in currencies other than U.S. dollars, which is the Company’s functional currency. Changes in the translated value of the financial instruments are recorded in other comprehensive income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $nil (December 31, 2011 – $0.7 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The Company held financial instruments to hedge the net investment in foreign operations whose functional and reporting currencies are other than the U.S. dollar. As of December 31, 2012, the hedging instrument was repaid in full and the Company no longer has a net investment hedge.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $0.7 million (December 31, 2011 – $0.3 million). The Company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the Company’s underlying Common Share price. To hedge against future deferred share unit payments, in September 2011, the Company entered into a total return swap transaction at an average cost of $6.42 per share on 782,483 shares, maturing in September 2016. At December 31, 2012, the fair market value of the total return swap was an asset of $9.0 million and was included in accounts receivable and other assets (December 31, 2011 – asset of $1.1 million). Income of $7.9 million was recognized related to the total return swap during the year ended December 31, 2012 (2011 – expense of $3.5 million), and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the year ended December 31, 2012 was expense of $16.4 million (2011 – income of $2.4 million), relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the statements of operations because hedge accounting has not been applied. See Note 17 for additional disclosure.

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

The Company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the Company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. The Company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of receivables is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the Company is able to react to contingencies and investment opportunities quickly, the Company maintains sources of liquidity at the corporate and subsidiary level. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The Company also seeks to include in its agreements terms that protect the Company from liquidity issues of counterparties that might otherwise impact the Company’s liquidity.

Brookfield Residential Properties Inc.	75

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

A summary of our contractual obligations and purchase agreements as of December 31, 2012 is as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Project-specific and other financings(1)(2)	$269,132	$168,507	$80,366	$5,023	$15,236
Bank indebtedness(1)(2)	190,197	36,602	153,595	—	—
Unsecured senior notes payable(3)	600,000	—	—	—	600,000
Interest on senior notes payable	312,000	39,000	78,000	78,000	117,000
Accounts payable and other liabilities	425,179	425,179	—	—	—
Operating lease obligations(4)	27,682	5,108	9,025	6,745	6,804
Purchase agreements(5)	62,702	52,633	10,069	—	—

(1)	Amounts are included on the consolidated balance sheets. See Note 7 for additional information regarding project-specific and other financings and related matters.
(2)	Amounts do not include interest due to the floating nature of our debt. See Note 7 for additional information regarding floating rate debt.
(3)	Amounts are included on the consolidated balance sheets. See Note 8 for additional information regarding unsecured senior notes payable.
(4)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(5)	See Note 15 for additional information regarding purchase agreements

Note 19.	Segmented Information

As determined under ASC Topic 280 Segment Reporting, the Company has the following segments: Canada, California and Central and Eastern U.S.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specializes in lot entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using segment income before income taxes. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

The following tables summarize select information on the Company’s consolidated statements of operations and consolidated balance sheets by reportable segments:

	Year Ended December 31, 2012
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$746,360	$454,292	$139,718	$—	$1,340,370
Direct cost of sales	(491,843)	(430,258)	(125,552)	—	(1,047,653)

	254,517	24,034	14,166	—	292,717
Expenses	(48,699)	(22,334)	(23,751)	(69,303)	(164,087)

Income / (loss) before income taxes	$205,818	$1,700	$(9,585)	$(69,303)	$128,630

Total assets	$1,180,332	$874,961	$700,139	$59,761	$2,815,193

	Year Ended December 31, 2011
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$767,241	$163,244	$77,600	$—	$1,008,085
Direct cost of sales	(505,820)	(159,565)	(74,756)	—	(740,141)

	261,421	3,679	2,844	—	267,944
Expenses	(44,265)	(17,019)	(21,056)	(55,444)	(137,784)

Income / (loss) before income taxes	$217,156	$(13,340)	$(18,212)	$(55,444)	$130,160

Total assets	$1,171,625	$692,017	$712,436	$2,721	$2,578,799

76	2012 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The following tables set forth information on unconsolidated entities by the Company’s reportable segments:

	Years Ended December 31
	2012	2011
Equity in Earnings from Unconsolidated Entities
Canada	$(353)	$—
California	11,237	4,256
Central and Eastern U.S.	(1,002)	(137)

Subtotal	9,882	4,119

Corporate and other	—	—

Total	$9,882	$4,119

	Years Ended December 31
	2012	2011
Investments in Unconsolidated Entities
Canada	$30,587	$12,537
California	84,274	84,181
Central and Eastern U.S.	40,491	47,103

Subtotal	155,352	143,821

Corporate and other	—	—

Total	$155,352	$143,821

Note 20.	Related Party Transactions

There are agreements among the Company’s affiliates to which the Company is a party or subject to, including a name license and an unsecured revolving credit facility. Related parties include the directors, executive officers, director nominees or greater than 5% shareholders, and their respective immediate family members. The Company’s significant related party transactions as of and for the year ended December 31, 2012 were as follows:

•

Notes payable owed to Brookfield Office Properties, an affiliate of the Company, were paid off in full during the year. For the year ended December 31, 2012, interest of $34.7 million (2011 – $27.4 million), was incurred relating to these facilities.

•

An unsecured revolving operating facility with a principal amount outstanding of $nil (December 31, 2011 – $226.0 million) with a subsidiary of Brookfield Asset Management Inc. For the year ended December 31, 2012, interest of $11.7 million (2011 – $14.8 million), was incurred relating to this facility.

•

During the year ended December 31, 2012, the Company paid $39.8 million (2011 – $nil) to Brookfield Asset Management Inc. for Canadian tax credits. The transactions were recorded at the exchange amount.

•

During the year ended December 31, 2012, the Company paid $25.6 million (2011 – $nil) to Brookfield Asset Management Inc. to acquire the tax attributes of a subsidiary of Brookfield Asset Management Inc. The transactions were recorded at the exchange amount.

•

During the year ended December 31, 2012, the Company borrowed $225.0 million under a promissory note from Brookfield Asset Management Inc. For the year ended December 31, 2012, interest of $0.1 million (2011 – $nil), was incurred relating to this facility. The promissory note was repaid in full prior to the end of the year.

Brookfield Residential Properties Inc.	77